Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10961

OFFERING CIRCULAR SUPPLEMENT NO. 3

Date of Original Offering Circular: May 2, 2019

April 21, 2020

Money With Meaning Fund, LLC

300 S Orange Ave, Suite 1000

Orlando, Florida 32801

www.mwmfund.com

(800) 373-4132

This document (the “Supplement”) supplements the Offering Circular of Money With Meaning Fund, LLC (the “Company”) dated May 2, 2019 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular. The following is hereby added to the end of the “Risks of Investing” Section of the Offering Circular:

Risks and Opportunities Associated with COVID-19

The COVID-19 pandemic is affecting our business dramatically today. Although we are working from incomplete information, like everyone else, we believe the pandemic will continue to affect our business for the foreseeable future.

In the long term we believe the pandemic could have a net positive impact on our business. We are in the business of buying distressed residential mortgages and working out mutually beneficial arrangements with homeowners. In recent years, the pool of distressed mortgages, which was flooded during the recession of 2008-9, has become shallower. We expect the level to rise again substantially because of the pandemic, as the massive job losses we are witnessing today force homeowners to default on their mortgages. Some of these defaults will be worked out, but institutions holding large volumes of non-performing loans will likely want to sell them, creating more opportunities for us.

In the short term, however, the effects of the pandemic are highly negative, for several reasons:

•         Our business depends on buying mortgages. Today, with the world holding its collective breath, buyers and sellers are finding it much harder to agree on prices. The market is not frozen but is certainly less liquid.

•         Our business also depends on working out mutually beneficial arrangements with homeowners. With unemployment at Great Depression levels, it has become harder to work out those arrangements.

•         Our business depends on selling performing mortgages. Although numbers change daily, we are currently forecasting defaults rates of 20% to 30%, making it much harder to sell.

•         We believe the value of our existing portfolio of loans has fallen sharply.

•         Our ability to borrow money has been curtailed sharply.

•         Because government loans have been based on payroll and rent, and we have very little payroll or rent, we are not eligible for assistance.

•         The sale of shares in our current Regulation A offering has slowed, as investors wonder what will happen next.

In summary, we believe that if we can continue to raise capital we will be well-positioned to prosper—making money for ourselves and our investors while helping homeowners who will need more help than ever. On the other hand, if the markets remain uncertain and we are unable to raise more capital, our business could be jeopardized.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.